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                                                Filed Pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-65133


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 27, 1999)

                           AVERY COMMUNICATIONS, INC.

     Effective September 27, 1999, the earn-out provisions of the Primal merger agreement were amended to provide that the earn-out would be based on the consolidated revenues and operating losses of Primal and Primal Billing Solutions, rather than the unconsolidated revenues and operating losses of Primal. Accordingly, the second, third and fourth paragraphs under the caption "Business - Recent Transactions - The Primal Acquisition" on pages 21 and 22 of Avery's prospectus dated August 27, 1999, are amended to read in their entirety as follows:

     At the time of the merger, Avery will issue up to 4,000,000 shares of Avery's convertible preferred stock in exchange for all of the issued and outstanding shares of Primal. Of this amount, 2,000,000 shares will be held in escrow to satisfy the indemnification obligations of the principal shareholders of Primal under the merger agreement. Any shares not returned to Avery under these indemnification provisions will be released to Primal's shareholders based upon the consolidated operating performance of Primal and Primal Billing Solutions from August 1, 1999, through July 31, 2000. The Primal shareholders may also receive up to a maximum 4,000,000 additional shares of Avery convertible preferred stock as additional consideration for the merger based on the consolidated operating performance of Primal and Primal Billing Solutions from August 1, 1999, through July 31, 2000. The shares of convertible preferred stock issued by Avery will be convertible into Avery common stock on a one-for-one basis.

     The consolidated operating performance of Primal and Primal Billing Solutions will be based upon the consolidated revenues and actual operating losses of Primal and Primal Billing Solutions during the period from August 1, 1999, through July 31, 2000. To receive the minimum additional shares under the merger agreement, Primal and Primal Billing Solutions must have consolidated revenues during this period of at least $6,660,000. To receive the maximum number of shares under the merger agreement, Primal and Primal Billing Solutions must have consolidated revenues during this period of at least $15,540,000. There are eight revenue and operating loss thresholds between the minimum and maximum thresholds that provide for the release of a pro rata number of shares between the minimum and maximum amounts. The number of shares are subject to reduction in each case if the actual consolidated operating loss of Primal and Primal Billing Solutions for such period exceeds the consolidated operating loss specified in the merger agreement for the applicable consolidated revenue amount.

     In addition, the principal shareholders of Primal will have the right during September and October 2000 to require Avery to repurchase up to 1,550,000 shares of Avery common stock issued upon the conversion of the Avery preferred stock received in the merger for the purchase price of $2.50 per share if Primal and Primal Billing Solutions have consolidated gross revenues of at least $8,325,000 and their consolidated operating loss does not exceed $1,082,000 during the period beginning August 1, 1999, and ending July 31, 2000. Assuming that Mark J. Nielsen is still employed by Avery on August 15, 2000, the number of shares required to be repurchased will be reduced by the total number of shares received by Mr. Nielsen in the Primal merger. The minimum number of shares Mr. Nielsen could receive at such consolidated gross revenues and operating loss thresholds is 456,340 shares, which would reduce the repurchase obligation to 1,093,660 shares. The maximum number of shares Mr. Nielsen could receive is 1,215,600, which would reduce the repurchase obligation to 334,400 shares.


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               The date of this supplement is September 28, 1999.